Exhibit 21.1

Subsidiaries of Wize Pharma, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Wize NC Inc.	Delaware

Wize Pharma Ltd.	Israel

OcuWize Ltd. (wholly owned by Wize NC Inc.)	Israel